EX-FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$170,461,058.44 (1)	0.01531%	$26,097.59 (2)
Fees Previously Paid			—
Total Transaction Valuation	$170,461,058.44
Total Fees Due for Filing			$26,097.59
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$26,097.59

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 9,057,442 Class S Units of North Haven Private Income Fund LLC at a price equal to $18.82 per unit, which represents the Company’s net asset value as of March 31, 2025.

(2) Calculated at $153.10 per $1,000,000 of the transaction value.